FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2008.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Year-end Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 23, 2008, in Kyoto, Japan

Nidec Revises Upward Year-end Dividend

Nidec Corporation (the “Company”) announces that its Board of Directors, at a meeting held today, has resolved on the following scheduled year-end cash dividends as of the date of record on March 31, 2008. The proposed dividends will be finalized after the financial statements for the fiscal year ended March 31, 2008 are audited and approved by the Board of Directors on May 26, 2008.

1. Dividend Details

	Scheduled Dividend	Previous forecast (As of Feb. 1, 2008)	Dividend Paid Fiscal Year Ended March 31, 2007
Date of Record	March 31, 2008	March 31, 2008	March 31, 2007
Dividend Per Share	30 yen	25 yen	25 yen
Total Amount of Dividends(*)	4,348 million yen	-	3,618 million yen
Effective Date	June 10, 2008	-	June 8, 2007
Source of Dividends	Retained Earnings	-	Retained Earnings

(*)Total Amount of Dividends represented by millions of yen has been rounded to the nearest million yen.

2. Reasons for revision

The Company stands by a stable dividend policy and seeks to increase dividends in the way that reasonably reflects the Company’s earnings conditions. In line with this policy, the Company announced on October 27, 2006 to raise its target payout ratio from 10% to 15% of its consolidated net income.

Based on our consolidated results for the year ended March 31, 2008 announced today, the Company has decided to revise year-end dividend for the year ended March 31, 2008 from 25 yen per share to 30 yen per share. This results in an annual dividend of 55 yen per share, an increase of 10 yen per share from the year-ago level and payout ratio of 19.4%.

3. Reference:

Dividend Per Share
Date of Record	Interim	Year-end	Annual
Fiscal year Ended March 31, 2008	25 yen	30 yen	55 yen
Previous year Ended March 31, 2007	20 yen	25 yen	45 yen

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